Exhibit 4.20

New Product Commitments Agreement Telecom Corporation of New Zealand Limited and Crown Fibre Holdings Limited Date 24 May 2011

Date:	2011

Parties

(1)	Telecom Corporation of New Zealand Limited (TCNZ)

(2)	Crown Fibre Holdings Limited (CFH)

Introduction

A.	The Government’s objective in relation to ultra-fast broadband (UFB) is to accelerate the roll-out of UFB to 75 per cent of the New Zealand population over ten years, concentrating in the first six years on priority broadband users such as businesses, schools and health services, plus greenfield developments and certain tranches of residential areas (the UFB Objective).

B.	The UFB Objective will be supported by the Government investing up to $1.5 billion, which is expected to be at least matched by private sector investment and will be directed to open-access infrastructure.

C.	In relation to the UFB Objective, TCNZ has agreed that its Telecom Retail and Gen-i businesses will develop and offer certain fibre products, subject to the terms and conditions set out in this Deed.

It is agreed

1.	Definitions and Interpretation

1.1	Definitions

In this Deed, unless specified otherwise:

Agreement Date has the meaning given to that term in the Interim Period Agreement

ATA means analogue telephony adapter;

Chorus2 means Chorus2 Limited;

Confidential Information means:

(a)	all information which by its nature is, or would reasonably be expected to be, confidential and trade secrets already communicated or subsequently communicated under or in connection with this Deed or otherwise with respect to the subject matter of this Deed, including any information obtained:

(i)	in the course of negotiations leading to the conclusion of this Deed; or

(ii)	in the performance of this Deed;

(b)	any information about the business or property of either party including any information:

(i)	relating to the financial position of that party;

(ii)	concerning that party’s suppliers and customers or its agents or brokers;

(iii)	relating to that party’s internal management, structure, personnel or strategies; or

(iv)	comprising the terms of this Deed; or

(c)	information in respect of any materials in which that party has Intellectual Property Rights under the terms of this Deed;

Coverage Area has the meaning given to it in the NIPA;

Crown means Her Majesty the Queen acting in right of New Zealand;

Fibre Trial means the fibre-based broadband services trial to be undertaken by Telecom Retail;

Gen-i means the TCNZ business that provides information and communication technology services to corporate and enterprise customers;

Government Authority has the meaning given to it in the Interim Period Agreement;

Intellectual Property Rights means copyright, all rights relating to inventions (including patents), registered and unregistered trade marks, registered and unregistered design, semiconductor or circuit layout rights, trade or other proprietary rights or rights derivative of those rights (including licence rights) anywhere in the world as well as any other rights in intellectual property which are recognised or protected under law;

Interim Period Agreement means the Interim Period Agreement between CFH and TCNZ dated on or about the date of this Deed;

NIPA means the network infrastructure project agreement between CFH and TCNZ dated on or about the date of this Deed;

Personnel includes employees, agents, officers and individual independent contractors;

Professional Adviser means any accounting, legal or technical services professional;

PSTN has the meaning given in the Telecommunications Act 2001;

ServiceTel has the meaning given to it in the Interim Period Agreement;

Structural Separation has the meaning given to it in the Interim Period Agreement;

Subcontractor means any person to whom TCNZ has subcontracted any part of its obligations under this Deed or who is a supplier to TCNZ in respect of this Deed and includes the employees and subcontractors of that person;

TDM means time division multiplexing;

Telecom Retail means the TCNZ business that provides telecommunications services to residential and small/medium enterprise customers;

UFB means ultra-fast broadband.

1.2	Terms defined in the NIPA

Capitalised terms used but not defined in this Deed have the meanings given to them in the NIPA to the extent that they are not inconsistent with, or expressly modified by, the terms of this Deed.

2.	Term

This Deed will commence on the Agreement Date and, unless otherwise agreed by the parties in writing, will terminate automatically on 31 December 2015. On termination all rights or obligations of the parties will cease and have no continuing effect.

3.	Telecom Retail Fibre Commitments

3.1	Fibre-based broadband services trial

Telecom Retail will complete the Fibre Trial by 31 July 2012.

3.2	Broadband over fibre

Subject to the availability of the following fibre access services and supporting services from fibre network operators:

(i)	a fibre based Ethernet access service terminated at customers’ premises;

(ii)	installation services; and

(iii)	business system interfaces that enable Telecom Retail to consume the required input services,

Telecom Retail will develop and launch a retail broadband over fibre product no later than the last to occur of:

(iv)	9 months after the date on which specifications for the fibre based Ethernet access service referred to in paragraph (i) above are released by Chorus2; and

(v)	6 months after the date on which the fibre based Ethernet access service referred to in paragraph (i) above is made available by Chorus2.

3.3	Voice and related products over fibre

Subject to:

(a)	the availability of the following fibre access services and supporting services from fibre network operators:

(i)	a fibre based ATA port within the customers’ premises that supports TCNZ’s PSTN service requirements;

(ii)	installation services; and

(iii)	business system interfaces that enable Telecom Retail to consume the required input services,

Telecom Retail will deliver a fibre variant of its PSTN service (Fibre PSTN) for residential and single line small business customers who have broadband over fibre not later than 15 December 2013.

(b)	Fibre PSTN will:

(i)	connect the relevant access service directly into a PSTN switch that has performance equal to, or better than, the TDM PSTN switching used by Telecom Retail as at the Agreement Date; and

(ii)	subject to clause 3.3(c), deliver the same or similar feature set as TCNZ’s PSTN service as at the Agreement Date.

(c)	Low speed analogue data applications will only be supported by Fibre PSTN if and to the extent that the ATA port and any associated input or supporting services support low speed analogue data applications.

3.4	Minimum product commitments

The product commitments in clauses 3.2 and 3.3 are minimum commitments and Telecom Retail expects to be in market with fibre based products ahead of these commitments.

3.5	CFH briefings

At the request of CFH, Telecom Retail will:

(a)	at any time prior to approval of Telecom Retail’s FY2011/2012 capital plan by the TCNZ Board, provide a confidential briefing to CFH on fibre-readiness and “in train” product and technology plans that support services over fibre; and

(b)	following approval of Telecom Retail’s FY2011/2012 capital plan by the TCNZ Board, provide a confidential briefing to CFH on Telecom Retail’s product and capability plans for FY2011/2012 that support services over fibre, in each case at a time and venue agreed between the parties.

3.6	CFH notification

Telecom Retail will notify CFH as soon as is reasonably practical upon becoming aware that a lack of appropriate fibre access services will prevent Telecom Retail from providing any of the services contemplated by clauses 3.2 and 3.3 of this Deed. Any such notice will give reasons why the relevant commitment will not be fulfilled and set out Telecom Retail’s alternative plans for voice and/or broadband services (as applicable).

4.	Gen-i Fibre Commitments

4.1	Continued availability of fibre products

(a)	As at the Agreement Date, Gen-i offers a range of fibre based products and services including:

(i)	Gen-i WAN Service;

(ii)	Gen-i Direct Connect;

(iii)	Gen-i Internet Service;

(iv)	Gen-i Voice Connect Service (the foundational network element for all IP Voice services/SIP trunking);

(v)	Cloud based infrastructure and application services (e.g. IaaS and hosted email); and

(vi)	Video conferencing services.

(b)	Subject to:

(i)	the availability of fibre access and supporting services from fibre network operators;

(ii)	a fibre based product or service in clause 4.1(a) (or an alternative service delivered over fibre access that performs substantially similar functions) continuing to be commercially viable,

Gen-i will continue to make the fibre based products and services set out in clause 4.1(a) (or alternative services delivered over fibre access that perform substantially similar functions, as the case may be) available for at least 12 months from the Agreement Date.

(c)	Following the expiry of the 12 month period in clause 4.1(b) and subject to the ongoing availability of fibre access and supporting services from fibre network operators, Gen-i will continue to make available commercially viable fibre based products and services.

4.2	Fibre focussed market, product and investment strategy

Subject to availability of appropriate fibre access services, Gen-i will develop its market, product and investment strategy for FY2011/2012 onwards to reflect UFB, the emerging multi-network environment and the increasing competitiveness of the industry. Key components of Gen-i’s market, product and investment strategy will include:

(a)	a marketing communications plan centred on fibre-based network and services (as described in clause 4.1 above);

(b)	investing in fulfil, assure and billing systems and processes to cater for the increased demand for fibre-based services;

(c)	developing plans to migrate clients from existing copper based services to fibre-based services; and

(d)	developing cloud and value-added services to be delivered over fibre access services.

4.3	CFH briefings

At the request of CFH, Gen-i will:

(a)	at any time prior to approval of Gen-i’s FY2011/2012 capital plan by the TCNZ Board, provide a confidential briefing to CFH on fibre-readiness and “in train” plans; and

(b)	following approval of Gen-i’s FY2011/2012 capital plan by the TCNZ Board, provide a confidential briefing to CFH on Gen-i’s product and capability plans for FY2011/2012, in each case at a time and venue agreed between the parties.

4.4	CFH notification

Gen-i will notify CFH as soon as is reasonably practical upon becoming aware that a lack of appropriate fibre access services, capital constraints or a lack of commercial viability or a commercially satisfactory business model will prevent Gen-i from fulfilling any of the commitments set out in clauses 4.1 or 4.2. Any such notice will give reasons why the relevant commitment will not be fulfilled and set out Gen-i’s alternative plans in the relevant area (if any).

5.	Confidentiality

5.1	Protection of Confidential Information

(a)	Non-disclosure

Subject to clause 5.1(b) and clause 5.2, each party will treat as confidential and not disclose to any third party nor use for its own benefit (other than for the purposes of this Deed), any Confidential Information that is the Confidential Information of any other party. CFH will implement such procedures as are reasonably necessary to manage conflicts of interest arising between the interests of TCNZ in non-disclosure of Confidential Information under this clause 5.1 and the interests of CFH in relation to its position as owner of, or investor in, any local fibre company, or regarding any other person or body.

(b)	General exceptions

Clause 5.1(a) does not preclude a party disclosing Confidential Information:

(i)	if that information was known, or becomes known, to the public through no act or default of the recipient;

(ii)	subject to clause 5.2, that the recipient is required by law or the listing rules by any applicable stock exchange to disclose so long as the recipient provides written notice of the required disclosure promptly upon receipt of notice of the required disclosure;

(iii)	on a confidential basis to any Government Authority (including a Government Authority outside New Zealand) for the purpose of obtaining any ruling, approval or consent in relation to Structural Separation;

(iv)	that was lawfully known to the recipient prior to the date it was received;

(v)	that becomes available to the recipient from a source other than a party to this Deed provided that the recipient has no reason to believe such source is itself bound by an obligation of confidence to the person that disclosed that information or is otherwise prohibited under law from disclosing such information;

(vi)	that has been or is independently developed by the recipient;

(vii)	to any Professional Adviser for the purposes of rendering professional services to a party and in relation to this Deed;

(viii)	to the extent that such disclosure is authorised by this Deed; or

(ix)	if such disclosure is approved for release with the prior written consent of the party from whom the Confidential Information is first received.

5.2	Official Information Act

If CFH receives a request pursuant to the Official Information Act 1982 that requests any Confidential Information of TCNZ (TCNZ Confidential Information), CFH will consult with the Company with regard to the request prior to disclosure of any TCNZ Confidential Information. TCNZ acknowledges that the Official Information Act 1982 provides for responses to be made to requests for information within stipulated time frames. CFH and TCNZ will use their reasonable endeavours to comply with those time frames and communicate and respond, each with the other, having regard to those time constraints.

6.	Miscellaneous

6.1	Coverage Area

Notwithstanding any other provision of this Agreement, TCNZ’s obligations under this Deed will be limited to the Coverage Area (and any additional coverage areas included in the Coverage Area in accordance with Schedule 9 (National Partnering) to the NIPA), and no obligation of TCNZ will have effect in relation to any area outside those areas.

6.2	Assignment

(a)	This Deed is binding on, and continues for the benefit of, the parties and their respective successors and permitted assignees or transferees. Except as provided in this Deed, a party cannot assign or otherwise transfer the benefit of this Deed without the prior written consent of the other party (which consent may be withheld at each other party’s absolute discretion).

(b)	Nothing in clause 6.2(a) will apply to the assignment or transfer by:

(i)	CFH of its rights and obligations under this Deed to another Government Authority, the Crown, Ministers of the Crown, or a company wholly owned by any of those parties; or

(ii)	TCNZ of its rights and obligations under this Deed to ServiceTel or a company wholly owned by ServiceTel.

6.3	Amendments

This Deed cannot be amended or varied except in writing signed by both parties.

6.4	Liability

(a)	The maximum aggregate liability of TCNZ to CFH under or in connection with this Deed will be, in respect of all claims, proceedings, actions, liabilities, damages, costs, expenses or losses, NZ$10,000,000.

(b)	Notwithstanding anything in this Deed to the contrary, neither party shall be liable in any circumstances for any indirect or consequential loss (which expression shall include but not be limited to loss of anticipated profits, savings, revenue or business and all other economic loss of any kind) arising out of or in connection with the performance or non-performance of this Deed.

(c)	The limitations and exclusions of liability in this clause 6.4 will apply however liability arises, whether in contract (including indemnities), equity, tort (including negligence), breach of statutory duty or otherwise.

6.5	Exercise of rights and waivers

No failure to exercise, and no delay in exercising, a right of any party under this Deed will operate as a waiver of that right, nor will a single or partial exercise of a right preclude another or further exercise of that right or the exercise of another right. No waiver by any party of its rights under this Deed is effective unless it is in writing signed by or on behalf of the party.

6.6	Partial invalidity

If any provision of this Deed offends any law applicable to it and is as a consequence illegal, invalid or unenforceable then:

(a)	where the offending provision can be read down so as to give it a valid and enforceable operation of a partial nature, it must be read down to the minimum extent necessary to achieve that result; and

(b)	in any other case the offending provision must be severed from this Deed, in which event the remaining provisions of this Deed operate as if the severed provision had not been included.

6.7	Counterparts

This Deed may be executed on the basis of an exchange of facsimile or scanned copies of this Deed and execution of this Deed by such means is to be a valid and sufficient execution. If this Deed consists of a number of signed counterparts, each is an original and all of the counterparts together constitute the same document.

6.8	Governing law

This Deed is governed by and must be construed in accordance with the laws of New Zealand.

Execution

Executed as a deed.

Telecom Corporation of New
Zealand Limited by

Director	Director

/s/ Wayne Boyd	/s/ Paul Reynolds
Print Name	Print Name

Crown Fibre Holdings Limited by

Authorised Signatory	Authorised Signatory

/s/ Simon Allen	/s/ Graham Mitchell
Print Name	Print Name